UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

Explanatory note
          On June 23, 2009, Deutsche Bank AG and Credit Suisse released the following press release. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
Credit Suisse and Deutsche Bank announce settlement with Huntsman Corporation
Banks each pay $316 million
All litigation against Credit Suisse, Deutsche Bank and their affiliates dropped
New York, June 23, 2009
          Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Deutsche Bank Securities Inc. (“Deutsche Bank”) (XETRA: DBKGn.DE / NYSE: DB), today announced that they have entered into an agreement with Huntsman Corporation (“Huntsman”) to end all litigation among Credit Suisse, Deutsche Bank and their affiliates and Huntsman.
          Credit Suisse and Deutsche Bank have chosen to resolve the matter for $316 million each. In addition, Credit Suisse and Deutsche Bank will each provide $550 million of senior debt financing to Huntsman International LLC, a subsidiary of Huntsman, to be repaid over seven years. These loans will benefit Huntsman’s capital structure and strengthen the Banks’ historically strong lending relationships with Huntsman.
          The Banks said, “While we believe strongly in the merits of our case, we felt it was in our best interests to resolve the litigation for $316 million each. We are pleased to have the litigation behind us.”
Forward-looking statements contain risks
          This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
          By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date: June 25, 2009

By:	/s/ Lindt
	Name:	Peter Lindt
	Title:	Director and Senior Counsel

By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel